Contact

www.linkedin.com/in/aggiekobrin (LinkedIn)
www.cecglobalevents.com (Company)
www.e360tv.com (Company)

Top Skills

Entrepreneurship
Recruiting
Management

Aggie Kobrin

Secretary/Founder and Director at e360 TV
United States

Summary

Aggie is founder and director of CEC Global Events and e360tv.com, an event management and media management company that has produced extraordinary results for her global clients and an on-line distribution network and live streaming network. With over 15 years in the conference, event and media management, she brings expertise, experience and creativity to all that she does. Her clients range from Fortune 500 companies to local profit and non profit groups, women's organizations, small and large associations and so much more.

Organizing and working in the space Industry and many other industries, both events and media projects. Live events, live streaming, prerecorded, pay per view, television, film projects, concerts anything you can stream live or prerecord and so much more.

- Event Management
- Live Streaming and Pre Recorded events
- Media Distribution
- CrowdFunding Expert
- One of the top ten women in CrowdFunding "Forbes Magazine"

Events I have managed, organized or been directly involved with:

- International Space Development Conference - National Space Society - 2013 to current
- Space Settlement Summit 2016 to current
- New Worlds Conference - 2016 to 2020
- The Reformation Project - 2013 to 2016
- Crowd Funding events - 2012 to 2020
- eWomen Network - 2005 to 2011
- Women's Festivals, various around the country for many, many years

- Various movie premiers and red carpets around the country for many years
- Napoleon Hill Foundation's 100th Anniversary Celebration
- Direct Selling Women's Alliance (DSWA)

And so much more.....

Character Traits: Ethical, Energetic, Hard Working, Honest, Connected, Collaborative and just an overall nice person.

► Aggie@CECGlobalEvents.com
949-727-1211

Experience

CEC Global Events

Director/Founder

January 2005 - Present (18 years 9 months)

Irvine, CA

Over 12 years in the conference and events industry, clients and network range from Fortune 500 companies, women's organizations to non-profits and many associations. Events from dozens to many thousands of participants in many countries - a global company with emphasis in the USA and Canada.

Special areas of expertise include the Space Industry, Crowd Funding, Media & Production events and much more.

e360 TV

Secretary and VP/Director

January 2017 - Present (6 years 9 months)

Greater Los Angeles Area

e360tv is a digital media on-demand viewing platform. fused with the smartest tech, top-tier media production, content providers and global distribution channels. e360tv.com uses a unique and global distribution network to curate and promote quality content on a technologically advanced platform, available on all screen types, that provides viewers with content experiences dependent on their actual preferences, locations, demographics, and online profile.

A revolutionary platform, in that, for the first time ever, we will integrate content, social media, experimental technology and commerce into a “lean-back” interactive experience. We promote live shows and anyone can

broadcast across Social Media platforms and OTT platforms like Roku, Amazon Fire, Apple TV and much more at very affordable pricing.

CEC Global Connect
Recruiter
July 2010 - December 2016 (6 years 6 months)
Orange County, CA

With over 10 years experience in the recruiting world, I want to help you find the right candidate or the right job - referrals are the best way to find the top candidates and I look for referrals from my associates. I would like to reconnect with the many companies I have worked with over the years. 6 years with one of the top recruiting companies in California,I worked with many of the top companies and would like to link with them again. I would like to connect with other recruiters.

Off Hollywood Media
Director/Founder
January 2010 - August 2014 (4 years 8 months)
Irvine, CA

Media distribution company, independent films, television and much more. OHM is involved in the production and distribution of media products. Working in conjunction with several other companies we have distribution channels throughout the world.

Education

Univeristy of California, Irvine
Human Resource Certificate, HR

York University
Bachelor's degree, Psychology and Business